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                                  EXHIBIT 99.1

                     Notification of Change to Officeholders


30 June, 1998

David Barnett, Esq
Account Executive
Australian Stock Exchange Limited
Exchange Centre, Level 5
10 Bond Street
SYDNEY  NSW  2000


Dear Mr Barnett

          Re: OzEmail Limited Year 2000 Compliance
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OzEmail Limited has been asked to provide  information  about OzEmail  Limited's
Year 2000 position. Our position is outlined below.

OzEmail's main business is the provision of a comprehensive range of Internet products and services to both residential and enterprise customers, including a range of Internet access alternatives, numerous distinctive service features and a selection of value-added content services.

Internal assessment of Year 2000 compliance of OzEmail systems commenced in April 1998. It has been resolved to retain Aspect Computing Pty Limited ("Aspect") as external consultants to undertake a complete Year 2000 Business Risk Analysis of OzEmail in accordance with Aspect's Year 2000 Business Risk Management Methodology, commencing in July 1998.

STRUCTURE OF THE YEAR 2000 PROJECT

A Year 2000 Project Task Force has been established which comprises the Chief Operating Officer, the Company Secretary, the Operations Manager, the Network Manager, the Technical Development Manager and representatives of Aspect as the Company's external consultant. The Task Force will meet on a weekly basis with the external consultant to coordinate Year 2000 activities across the Company. Progress updates on the Year 2000 Project to the Board are now provided at each meeting of the OzEmail Board.

ESTIMATED COST AND TIME PERIOD

Full budgeted estimates will be provided as an outcome of the external consultant findings by Aspect. The Company is currently providing $450,000 in direct Year 2000 project management costs. It is anticipated that the year 2000 Business Risk Analysis Project will take approximately three months from commencement in July. At this stage, the Company is estimating a further 6 months to comply with the definition of compliance it has chosen to adopt.

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DEFINITION OF COMPLIANCE USED BY OZEMAIL

OzEmail's objective is to ensure that its critical core systems meet the Definition of Year 2000 Conformity Requirements by Standards Australia.

SUPPLIERS

OzEmail depends on:

1. Telstra, Optus, AAPT Sat-Tel, New Zealand Telecom and UUNet for the provision of bandwidth and connectivity that enables the Company to provide comprehensive Internet connectivity services to its customers;

2. Product suppliers used to support the OzEmail network, namely Ascend Communications "Max" routers, Digital server equipment, Bay Networks and Cisco Systems routers, and Bay and Cisco modem equipment;

3. Suppliers of hardware and software to support the Company's Portal Infranet billing and customer care system, and the billing system of Access One Pty Limited (a controlled entity of OzEmail), including the Portal billing software application, Oracle database software, Sun Solaris operating system software, Sun Veritas management software, and Sun hardware and firmware.

4. Microsoft and Netscape as suppliers of web browser software for use by our customer base;

5. Public utilities (eg to supply electricity) and telecommunications service providers, Nortel as the supplier of the Company's PABX system; and suppliers of airconditioning and uninterrupted power supply services such as Liebert Atlas and Online Deltec; and

6. Content providers providing real time and data feeds to OzEmail, such as the Australian Stock Exchange.

OPERATIONS

The key applications that include date-related processing within the company's operational areas relate to:

     o    the Company's billing and call-tracking systems;
     o the Company's host systems that provide services to our customers such as mail, web, and content servers;
     o network and host system monitoring and reporting systems; o core and edge network routing and access equipment; o the Company's accounting systems; and o the Company's payroll system.

CUSTOMERS

The Company's main customers are residential users of the Company's dial-up Internet services; enterprise customers of our dial-up and enterprise related services such as ISDN connection and web hosting services. The Company does not have any significant exposure to any individual customer.

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PREMISES OCCUPIED BY OZEMAIL

OzEmail occupies leased premises in all Australian States and continental territories, and in Auckland New Zealand. Various "non-IT" systems are used in these premises. For example, such systems are used to control air conditioning and access. The Company is in the process of ascertaining whether building owners plan to test such systems and take corrective action if necessary. The Company's Project task Force will monitor this process.

CONTINGENCY PLAN

The final stage of the Year 2000 Business Risk Analysis to be undertaken by Aspect comprises the preparation of a plan for a Year 2000 rectification Project to address any Year 2000 problems identified. During 1998 and 1999, OzEmail will review its critical services and determine any feasible contingencies, if necessary, to reduce any exposure to Year 2000-related issues.


Yours sincerely,




David Spence
Chief Operating Officer